Exhibit 99.1

Mountain Province Diamonds Announces September 30, 2017 Quarter End Results

Shares Issued and Outstanding: 160,245,166
TSX and NASDAQ: MPVD

TORONTO and NEW YORK, Nov. 13, 2017 /CNW/ -Mountain Province Diamonds Inc. ("Mountain Province", the "Company") (TSX and NASDAQ: MPVD) today announces the results for the quarter ended September 30, 2017.

Highlights for 2017 and to date
(All quoted figures in CAD$ unless indicated otherwise)

•	For the three months ended September 30, 2017, the Company reported a net income of $27.7 million or $0.17 per share. Included in sales reported for the quarter are the results of two diamond tenders that were conducted.
•	Revenue recognized in the three months ended September 30, 2017 totaled $65,218,000. Revenue recognized in the nine months ended September 30, 2017 totaled $160,359,000 of which $67,493,000 was capitalized as pre-commercial production revenue and $92,866,000 is reported as sales in the statement of earnings. Revenue recognized year to date reflects an average realization of US$75 per carat.
•	For the nine months ended September 30, 2017, the Gahcho Kué Diamond Mine ("GK Mine") treated approximately 2,082,000 tonnes of ore through the process plant and recovered approximately 4,306,000 carats on a 100% basis for an average grade of approximately 2.07 carats per tonne. This recovered grade is approximately 28% above the original budget for the nine months ended September 30, 2017. The Company's 49% attributable share of diamond production for the three months ended September 30, 2017 was approximately 894,000 carats and 2,110,000 carats for the nine months ended September 30, 2017.
•	Cash costs of production, including capitalized stripping costs[1], for the three and nine months ended September 30, 2017 were $73 and $80 per tonne respectively, and $33 and $37 per carat recovered respectively.
•	Participation at the Company's tender sales has been strong from the outset, with participation rates increasing through the year. Bids per lot (approximately 125 lots per sale) increased from an average of 8.1 in January to 11.8 in September. There is a high level of market interest and competition for Gahcho Kué diamonds with an average of 100 companies bidding each sale.
[1]	Cash costs of production, including capitalized stripping costs, is a non-IFRS measure with no standardized meaning prescribed under IFRS. See the Non-IFRS Measures section of the Company's September 30, 2017 MD&A for explanation and reconciliation.

Financial Summary

For the three and nine months ended September 30, 2017, the Company reported a net income of $27.7 million or $0.17 earnings per share, and $33.1 million or $0.21 earnings per share, respectively.

The Company undertook seven tender sales of diamonds during the first three quarters of 2017 through its broker in Antwerp, Belgium, and the eighth and ninth sales were completed in October and November.  Although the GK Mine declared commercial production on March 1st, the first four sales have been recorded against the mine construction costs rather than as revenue on the Company's statement of comprehensive income as those diamonds sold were all recovered prior to the mine declaring commercial production.

At September 30, 2017, the Company had cash and restricted cash totaling $125.9 million, and had drawn US$357 million of its US$370 million project lending facility.  As the availability period defined under the facility has now ended, no further draws against the facility will be made.

Financial Highlights

		Three months ended	Three months ended	Nine months ended	Nine months ended
(in millions of Canadian dollars, except where otherwise noted)		September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2016

Sales		$65,218	-	92,866	-
	000's
Carats sold	carats	765	-	980	-

Average price per carat sold	$/carat	85	-	95	-

Cost of sales per carat*	$/carat	54		58

Earnings from mine operations per carat		$31	-	37	-
Earnings from mine operations - margin on sales	%	37%	-	40%	-

Selling, general and administrative expenses		$3,334	1,426	10,878	3,798

Operating income (loss)		$20,657	(1,426)	24,892	(3,798)
Net income (loss) and comprehensive income (loss)		$27,669	(5,387)	33,079	13,103

Basic and diluted earnings (loss) per share		$0.17	(0.03)	0.21	0.08

*	This cost of sales per carat includes the cost of acquiring 51% of the fancies and specials which have been sold, after having been won in a tendering process with De Beers.

Mountain Province Interim President and CEO David Whittle commented: "In our first full quarter of reported mining operating results, we've recorded a net income of $27,669,000 and earnings from mining operations of $23,991,000.  Our cash costs of production for the quarter, including capitalized stripping costs, were $73 per tonne and $33 per carat, reflecting strong mine performances in both plant throughput and recovered grade.  This favourable production cost experience has enabled us to generate net cash flows from operating activities in the quarter of $49,238,000, despite the price realization pressures that have been affecting the rough diamond markets in general."

Operating Plan Update

Annually at the GK mine, an internal operational review is undertaken mid year and the results are incorporated into updated budgets and operating plans for the subsequent years.  The review conducted in 2017 has identified three main areas of update to the operating plans for 2018 and subsequent years.

•	Based on realized and sustained plant throughput rates in 2017 and confirmatory engineering assessments, the nameplate capacity of the plant is being increased by 5% to 3,150,000 tonnes per annum.
•	Recovered diamond grade through the first three quarters of 2017 has exceeded plan. The 2014 Feasibility Study (entitled "Gahcho Kué Project 2014 Feasibility Study", dated May 13, 2014 amended May 27, 2014) projected a 2017 recovered grade of 1.75 cpt, and initial 2017 guidance provided by the Company in April 2017 anticipated a recovered grade of 1.62 cpt. Actual recovered grade through the first three quarters of 2017 was 2.07 cpt, and for the third quarter was 2.22 cpt. Work on the annual GK mine reserve statement update is currently under way, with public release anticipated for early 2018. In addition to factoring in normal depletion from 2017 mining, also under consideration is the manner and extent to which the update will need to reflect this recovered grade increase, as well as actual experience regarding stone size and quality distributions.
•	As previously disclosed, for geotechnical reasons a layback of the planned east wall of the 5034 open pit is required. Relating primarily to a joint set encountered within the country rock, the revised pit wall design calls for a shallower overall pit slope angle of approximately 41°. The geotechnical issue was identified in the opening several benches of the pit wall, and the pushback of those opening benches was commenced during the summer. Accordingly, the primary impact on the mine plan will be additional waste removal due to the increased stripping requirements. If the joint set issue persists through the full depth of the pit wall, the additional waste removal over life of mine will be approximately 66 million tonnes (beyond initial design). Should the geotechnical issue dissipate at lower bench levels, it may be possible to step in and steepen the pit wall angle and commensurately reduce the additional waste removal required.

For 2018, the GK operational plan anticipates total ore processing of approximately 3,115,000 tonnes, recovering between 6.3 million and 6.6 million carats (100% basis) and reflecting a recovered grade of between 2.02 cpt and 2.12 cpt.  This reflects a current expectation that the grade experience of 2017, specifically that attributable to the Centre and East lobes of the 5034 pipe, will continue at least into 2018, and may be subject to revision pending completion of the annual GK mine reserve statement update.  Actual cash costs of production, including capitalized stripping costs, over the first three quarters of 2017 were $80 per tonne processed, versus $79 projected for 2017 in the 2014 Feasibility Study.  The 2018 GK operational plan anticipates cash costs of production, including capitalized stripping costs, increasing to a run-rate of $100 per tonne.  The increase in cost is due primarily to the increased waste removal attributed to the push back of the planned 5034 east wall.  The 2018 GK operational plan anticipates sustaining and other capital expenditures (other than capitalized stripping) of approximately $47 million (100% basis), approximately $31 million of which is in respect of additional open pit mining equipment, including drill, shovel, haul trucks and ancillary equipment to accommodate the increased waste removal of the 5034 east wall.  Exploration expenditures for 2018, if any, will be expensed and not capitalized based on the Company's accounting policy.

A summary of key parameters from the updated GK operational plan over the next five years is provided as follows (100% basis):

		2018	2019	2020	2021	2022

Ore tonnes processed	000s	3,115	3,153	3,161	3,153	3,153

Carats recovered	000s	6,300 - 6,600	6,000 - 6,300	6,300 - 6,600	5,700 - 6,000	5,300 - 5,600
Cash costs of production per tonne, net of capitalized stripping		$77	82	80	77	86
Cash costs of production per tonne, including capitalized stripping		$100	102	104	104	109

Sustaining capital expeditures	$000s	46,629	31,497	12,669	9,070	7,355

Not included in the updated GK operational plan is any potential processing of diamondiferous kimberlite from the Southwest Corridor, between the 5034 and Hearne pipes.  Much of the Southwest Corridor is already scheduled under the mine plan to be mined as waste rock, and in the course of stripping activity to date, this area has been recognized as containing diamondiferous kimberlite that is not included in the current project resource or reserve statements.  An exploration program is being carried out in the area of the Southwest Corridor to consider whether resource identification may be validated, with initial results anticipated in early 2018.  Also, not included in the updated GK operational plan is any potential grade increase associated with the West lobe of the 5034 pipe.  Evaluations are being conducted on the West lobe to better isolate and assess its grade performance, the outcomes of which are anticipated in early 2018 and may justify further revision to production estimates.

Status of Project Lending Facility

At September 30, 2017, the Company was subject to maintaining a debt service reserve account balance of approximately US$57.1 million, a sunk cost reserve account balance of $43.0 million and a cash call reserve account balance of approximately $27.9 million, all under its project lending facility.  On August 31, 2017, the lenders provided a waiver whereby funding of the amounts in the debt service reserve account and the sunk cost reserve account were deferred to November 30, 2017.  The waiver required the Company to deposit a minimum of US$25 million in the cash call reserve account on or before September 15, 2017, which the Company has complied with.

The Company is well advanced in developing a near-term resolution of the project lending facility.  The Company anticipates being in a position to publicly announce the specifics of such resolution in the coming few weeks.  While the Company is confident that it will be successful in its efforts, any proposed solution will be subject to a number of factors beyond its control.  There can be no guarantee of success, nor that the lenders will accommodate any further waivers or amendments the Company may seek.

Said David Whittle, Interim President and CEO, "These third quarter results demonstrate the solid cash flow generating capabilities of Mountain Province and the GK Mine, strongly supporting our work to complete the resolution of the project lending facility."

Conference Call

The Company will host a third quarter earnings conference call for analysts and investors on Tuesday, November 14, 2017, at 11:00 a.m. Eastern Time.  This call may be accessed by calling 1-888-241-0551 toll free in North America, or 1-647-427-3415 from international locations, with conference ID 3369379.  A telephonic replay of the conference call will be available from two hours after the completion of the call until November 14, 2017 and is also available on the Company's website.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories.  Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

Qualified Person
Technical information included in this news release regarding the Company's mineral property has been reviewed by Dino Pilotto, a Professional Engineer of JDS Energy and Mining Ltd. and a Qualified Person as defined by National Instrument 43-101.

Caution Regarding Forward Looking Information
This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc.  Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to estimated production and mine life of the project of Mountain Province; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; and currency exchange rate fluctuations.  Except for statements of historical fact relating to Mountain Province, certain information contained herein constitutes forward-looking statements.  Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  Many of these assumptions are based on factors and events that are not within the control of Mountain Province and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include variations in ore grade or recovery rates, changes in market conditions, changes in project parameters, mine sequencing; production rates; availability of waivers from lenders; availability of alternative or additional financing; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates, the possibility of project cost overruns or unanticipated costs and expenses, labour disputes and other risks of the mining industry, failure of plant, equipment or processes to operate as anticipated.

These factors are discussed in greater detail in Mountain Province's most recent Annual Information Form and in the most recent MD&A filed on SEDAR, which also provide additional general assumptions in connection with these statements.  Mountain Province cautions that the foregoing list of important factors is not exhaustive.  Investors and others who base themselves on forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail.  Mountain Province believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon.  These statements speak only as of the date of this news release.

Although Mountain Province has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Mountain Province undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws.  The reader is cautioned not to place undue reliance on forward-looking statements.  Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed.

Further, Mountain Province may make changes to its business plans that could affect its results.  The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator.  Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms.  Such actions or omissions may impact the future performance of Mountain Province.  Under its current project finance facility Mountain Province is not permitted to pay dividends on common stock unless and until obligations under the facility have been satisfied.  The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to restrictions under the Company's project finance facility, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by the Board.

SOURCE Mountain Province Diamonds Inc.

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%CIK: 0001004530

For further information: Mountain Province Diamonds Inc.: David Whittle, Interim President and CEO, 161 Bay Street, Suite 1410, Toronto, Ontario M5J 2S1, Phone: (416) 361-3562, E-mail: info@mountainprovince.com

CO: Mountain Province Diamonds Inc.

CNW 17:00e 13-NOV-17